EXHIBIT 99.1

VANCOUVER, CANADA, February 18th, 2013 - Alterrus Systems Inc. (CNSX: ASI & OTCQB: ASIUF)
Announces today that:

Alterrus Systems Inc.’s VertiCroptm system Undertaking Extended Crop Trials for The Birds Eye Iglo Group, a major UK Food Processor -

The Birds Eye Iglo Group, a major UK Food Processor, has recently undertaken a preliminary review of Alterrus Systems Inc.’s progress performing growing trials at its purpose built, enclosed, growing environment located at its R&D facility in the Paignton Zoo Environmental Park in Devon, South West England. Birds Eye and Alterrus have been trialing basil, spinach and other greens over the past 8 months. Birds Eye and Alterrus will soon be entering discussions about how to scale up production.

"It's a great opportunity for optimizing all the inputs," said Birds Eye head of European vegetable procurement, James Young. "There's no waste water, no need for any pesticides, and because it's in a controlled environment, the water and nutrients are optimized and circulated through the system. Because the crops are grown indoors, they are not affected by the weather and can be grown without pesticides.”

The VertiCrop system would enable Birds Eye to grow crops throughout the year, Young added. "All our factories are geared towards having high throughputs during short periods," he said. "The hypothesis is that we'd be able to have a continuous flow of material through the year, which would be a much better use of factory utilities."

Installing the vertical growing sites next to Birds Eye's packing facilities would also save on transport costs and could reduce its field-to-frozen time, he added.

“This is an excellent opportunity for Alterrus Systems” said Christopher Ng, CEO. “ We have been working closely with The Birds Eye – Iglo Foods Group and are delighted that this hard work and mutual understanding of the benefits of our system could result in a potential application for Birds Eye”

For more information visit: www.alterrus.ca

About Alterrus Systems Inc. Alterrus is a publicly traded company (CNSX: ASI & OTCQB: ASIUF) headquartered in Vancouver, Canada. It is a world leader in the development, manufacturing, operation and integration of commercial VertiCrop technology for global markets. Alterrus has created a sustainable vertical growing system that grows fresh, nutritious, leafy green vegetables in urban environments where they are to be consumed. Using a fraction of the resources needed for traditional field agriculture, Alterrus generates substantially higher yields than conventional farming and was selected by TIME MAGAZINE as one of the best inventions of 2009.

Safe Harbor for Forward Looking Statements: This press release contains forward-looking information, in that it describes events and conditions which Alterrus Systems Inc. reasonably expects to occur in the future. Forward looking statements in this press release include that The Birds Eye Group may wish to enter into an arrangement to use Alterrus Systems VertiCrop technology in its supply chain. There are many factors which could prevent these forward looking statements from materializing, including without limitation that Birds Eye may not be interested in pursuing this relationship or developing and integrating our system into their supply chain. The Company disclaims any obligation to update any forward-looking statements.

Corporate Contacts:	Stephen Fane	Christopher Ng
Email:	sfane@alterrus.ca	cng@alterrus.ca
Phone:	604.764.0483	604.218.8618

The CNSX has neither approved nor disapproved the contents of this press release. The CNSX does not accept responsibility for the adequacy or accuracy of this release.